# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Calidi Biotherapeutics, Inc., CIK 0001855485
CUSIP: 320703408
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 4475 EXECUTIVE DRIVE, SUITE 200, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 08/20/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002109116

## Reporting persons
- Gavrilov Ognian Anguelov: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 560,000; shared voting power 0; sole dispositive power 560,000; shared dispositive power 0; aggregate amount beneficially owned 560,000 (7.8% of the class)
  Comment: This Schedule 13G, which is a first-time filing, is being filed late due to an inadvertent oversight.

## Item 1. Issuer
Name of issuer: Calidi Biotherapeutics, Inc.
Address of issuer's principal executive offices: 4475 EXECUTIVE DRIVE, SUITE 200, SAN DIEGO, CALIFORNIA, 92121

## Item 2. Person Filing
Name of person filing: Ognian Anguelov Gavrilov
Address of principal business office or, if none, residence: 2315 Capitol Avenue, Sacramento, CA 95618
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 560,000 shares
Percent of class: 7.78%
Sole power to vote or to direct the vote: 560,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 560,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Gavrilov Ognian Anguelov: Ognian Anguelov Gavrilov, Managing Partner (02/04/2026)